Exhibit 12.1

Ratio of Earnings to Fixed Charges

	October 31, 2013	October 31, 2012	October 31, 2011	October 31, 2010	October 31, 2009
Earnings:
Add:
Income from continuing operations before taxes and equity income	$859	$1,043	$1,032	$692	$7
Fixed Charges	137	129	113	126	120
Total	$996	$1,172	$1,145	$818	$127
Fixed Charges:
Interest expense	105	99	84	94	87
Estimate of interest within rental expense	30	28	27	30	32
Amortization of capitalized expenses related to indebtedness	2	2	2	2	1
Total	137	129	113	126	120
Ratio of earnings to fixed charges	7.27	9.09	10.13	6.49	1.06